

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2012

<u>Via U.S. Mail</u>
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

  Re: Vanguard Energy Corporation
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 9, 2012
    File No. 333-180987

Dear Mr. Dillard:

  We have reviewed your amended registration statement and letter dated October 9, 2012, and we have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1. Please monitor the age of your financial statements. Please refer to Rule 8-08 of Regulation S-K.

2. We note your response to prior comment 1. While we do not agree with your position that the Commission does not have the authority to subject the Company to the provisions

of Exchange Act Section 13(e) and the rules promulgated thereunder, we have no further comment in light of the balance of your response.

3. We note your response to prior comment 2, and we reissue the comment. Please ensure that you have provided all the information Form S-1 requires. In that regard, we note that you have not disclosed all information required by Item 202 of Regulation S-K for each series of your outstanding warrants, such as terms related to registration rights and provisions for adjustments in the exercise price. In addition, please ensure that you include all the information required by Form S-4 with respect to the exchange offer, including a discussion of the federal income tax consequences of the transaction. Please also provide your analysis with respect to whether a tax opinion is required with respect to the tax consequences of the exchange offer. Please refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.

4. We note your response to prior comment 4 that the terms of the Series C warrants automatically converted to the terms of the Class A warrants when your public offering was completed in 2011. We also note your disclosure at page 37 that as a result of the sale of the Class A warrants in the public offering, the terms of the Series C warrants were reset to match the terms of the Class A warrants. However, it does not appear that the form of Series C warrant agreement filed as Exhibit 4.10 memorializes this automatic conversion term. Please revise or advise.

Executive Compensation, page 29

5. Please update your executive compensation disclosure to include information for your most recently completed fiscal year. In that regard, we note that your fiscal year ended on September 30, 2012, but your executive compensation disclosure does not include information for such period.

Exhibit 5

6. We note your response to prior comment 8, and we reissue the comment. Please obtain and file a new legality opinion that accurately describes the transactions covered by the registration statement. Please also ensure that the opinion addresses the legality of all relevant shares. In that regard, we note that the opinion does not reference the Series E warrants, and does not address the legality of the shares of common stock which are issuable upon the exercise of the Series E warrants.

Exhibit 23.1

7.   Please make relevant updates to the consent of counsel. In that regard, we note that such consent references 2,360,000 shares of the Company's common stock to be sold by selling shareholders, but your prospectus references 2,897,360 such shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        William T. Hart